Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

March 2026 Corporate Town Hall Presentation

Cautionary Statement Regarding Forward - Looking Statements This communication contains “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933, as ame nded (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estima tes and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and as sum ptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlo ok, ” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar ex pressions, are intended to identify forward - looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward - looking statements, including statements relating to any possible transaction between NSA a nd Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geogr aph ic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Pu bli c Storage’s respective ability to form new ventures. Such forward - looking statements are not guarantees of future performance and involve known and unknown ris ks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future re sults expressed or implied by such forward - looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or ex pectations include but are not limited to: ( i ) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, inc luding risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability t o s atisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, in clu ding as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Stora ge’ s or that such integration may be more difficult, time - consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabili ties; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting e xpe nse or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the propo sed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storag e’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that co uld give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement o f t he proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to mainta in favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction ; ( xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performanc e; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic development s; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, in cluding but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factor s; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecti ng NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased develop men t costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring a nd changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s re spe ctive abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set fo rth in NSA’s and Public Storage’s Annual Reports on Form 10 - K for the year ended December 31, 2025 under the headings “Forward - Looking Statements” and “Cautionary Statement Regarding Forward - Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or su perseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “S EC” ) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Stateme nt and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sourc es indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticip ate d time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward - looking statements. Forward - looking stat ements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly upd ate or review any forward - looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public St ora ge’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward - look ing statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward - looking statements. Furthermo re, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Publ ic Storage. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or t he solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solic ita tion or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the se cur ities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Ac t. I mportant Additional Information and Where to Find It In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a reg ist ration statement on Form S - 4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Stor a ge (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the p rop osed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA o r P ublic Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIO N, INVESTORS AND SECURITY HOLDERS OF NSA AND PUBLIC STORAGE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prosp ect us (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec - filings/all - sec - filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.pub lic storage.com/financial - reports/sec - filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com. Participants in the Solicitation NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be partici pan ts in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA , i ncluding a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Me eti ng of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Se ver ance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was fi led with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2025, which was filed with the SE C on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set fo rth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Be neficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Own ers hip on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive off ice rs of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Stor age ’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discuss ion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 20 24 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 202 5, in Public Storage’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Pu blic Storage’s Form 8 - K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8 - K filed with the SEC on February 12, 2026. To the extent hol dings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive prox y s tatement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Secur iti es on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case fil ed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a des cription of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/P ros pectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and sec uri ty holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or in ves tment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above. Disclaimers 2

Creating a Strong and Efficient Self - Storage Leader with Increased Scale 3

Transaction brings together complementary portfolios to create a stronger operating platform with greater reach across key markets 4 NSA has entered into a definitive agreement to be acquired by Public Storage in an all - stock transaction What We Announced

Transaction Summary

Strategic Combination	• Combines **#1 and #5** self-storage owners and operators — driving scale, brand, and customer experience • Positions company to outperform as self storage fundamentals improve from cycle lows • PS4.0™ leadership, competitive advantages, and incentives in place to drive growth • Strategically establish a single brand strategy to simplify customer experience and enhance operating performance through PS4.0™ omnichannel digital-first platform
Structure and Consideration	• **100% stock acquisition** of NSA (NYSE: NSA) by Public Storage (NYSE: PSA) • **0.14 PSA shares** issued per NSA share implying a price of $41.68 • Pro forma ownership: **~92% PSA / ~8% NSA** • **~$10.5B** transaction value, including debt • Newly formed High Cash Flow Assets JV creates a **win-win** for OP unitholders and PSA
Financial Summary	• **FFO/share: Neutral in 2026 → $0.10 - $0.20 in 2027 → $0.35 - $0.50 at stabilization in 2028 – 2029** ✓ Revenue growth via brand strength and revenue management ✓ Margin expansion through PS Next™ ✓ Overhead efficiencies ✓ External growth potential via higher retained cash flow
Credit	• **Minimal leverage impact** expected • Increased enterprise size, liquidity, and diversification to benefit stakeholders
Expected Closing	• **Q3 2026**, subject to NSA equity holder approval and customary closing conditions

NATIONAL STORAGE AFFILIATES

5

Strategic Rationale – A Win-Win for all stakeholders

Category Leading Scale & Brand	• Further advances leading owned + operated self-storage platform • Unifies multiple brands under the **#1 recognized name** in storage • Expands industry's deepest datasets
Complementary Markets & Assets	• Wholly-owned portfolio (46% of NSA assets) deepens exposure to Sunbelt and core markets • Immediate integration into **best-in-class PS Next™ operating platform** • Majority **Gen 1 single-story** properties = strong access and efficiency
Creative Joint Venture Structure	• New JV formed with **313 wholly-owned NSA properties** at closing • OP unitholders own **80%** of new High Cash Flow Assets JV; PSA retains **20%** • Balances yield for NSA holders with PSA's long-term growth focus in core markets
Synergy & Margin Upside	• **$110–130M** in identified, actionable synergies • **~900bps** margin differential between overlapping markets presents material upside • **~11–15% revenue lift** via PS Next™ platform
Exceptional Balance Sheet	• Increased enterprise scale, diversification and liquidity • **Best-in-class credit profile** maintained • Enhanced free cash flow supports continued external growth
Accelerated Growth & Profitability	• **FFO/share Impact: Neutral in '26 → $0.35 - $0.50 (2% - 3%) per share run-rate in Year 3+** • Expanded platform for acquisitions, development, lending, 3rd party management and tenant reinsurance

NATIONAL STORAGE AFFILIATES

6

How We Got Here 7 NOW IS THE RIGHT TIME TO TAKE THE NEXT STEP FORWARD WITH PUBLIC STORAGE We’ve executed a meaningful transformation to become a leader in self - storage This took focus, resilience and sustained effort across the organization. Today, we are operating with STRENGTH thanks to YOUR hard work and dedication Our operating platform is fully integrated. Our portfolio is streamlined. Our tools are more technologically advanced. Our marketing is more sophisticated

Public Storage Brings SCALE. RESOURCES. GLOBAL EXPERTISE. Together, we will be a stronger company better positioned to serve our customers and communities Public Storage is the Right Partner for NSA’s Future 8 Shared Culture and Values • Public Storage and NSA value integrity, accountability and customer service dedication • Employee - driven. You are our strength. You are our most valuable asset. You are the driving force behind our success • Shared commitment to delivering excellent customer experiences

Wholly - Owned Portfolio (Pro Forma NOI) Change Combined Company Public Storage Regions +1.0% 38.0% 37.0% Sunbelt (0.6%) 48.9% 49.5% Coastal (0.4%) 13.1% 13.5% Midwest Increase Combined Company Public Storage +30% 4,596 3,533 Total Properties +27% 328 million 258 million Total Square Feet +15% 3,659 3,171 Wholly - Owned Properties 2 +14% 260 million 229 million Wholly - Owned Square Feet 2 Growing Sunbelt & Core Markets to Deepen Physical & Digital Presence Public Storage and National Storage Affiliates O verlap Public Storage only National Storage Affiliates only Overlapping Coverage and New Markets Across 42 States 1 Added Size in an Industry with Benefits of Coverage and Scale 1. Reflects consolidated portfolio overlapping coverage (i.e. Wholly - Owned + Joint Venture). 2. Wholly - Owned reflects the 488 properties acquired not under a Joint Venture structure. Property Presence 9

Nothing is changing today. It is business as usual. Your roles and responsibilities remain the same Transaction is expected to close in the third quarter of 2026, subject to approvals NSA and Public Storage will continue to operate as separate, independent companies You should not expect changes to your compensation packages or benefits What This Means For You Between Now and Closing Career development and advancement opportunities as part of a larger company Roles offered in combined company A dedicated integration team is being put in place. Many of you can expect: 10

Your Role 11 Stay focused on delivering for our customers, providing the local care and commitment we’re known for Avoid speculation. Only share approved information Refrain from posting about the deal on any social media platforms or other public forums Follow our guidance to comply with SEC communications rules

Transaction Milestones Transaction Announcement MARCH 16, 2026 File Definitive Proxy Statement Regulatory review process and approval Special Shareholder Meeting to vote Transaction Close Q3 2026 Shareholder and OP Unitholder Consent Solicitation Period Satisfaction of other customary closing conditions 12

Q&A